UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 14, 2019

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On November 14, 2019, Farmers National Banc Corp. (the “Company”) issued a press release announcing the election deadline for the stockholders of Maple Leaf Financial, Inc. (“Maple Leaf”) to elect the form of consideration they wish to receive for their shares of Maple Leaf common stock in connection with the proposed merger of Maple Leaf with and into FMNB Merger Subsidiary III, LLC, a newly-formed wholly-owned subsidiary of Farmers (“Merger Sub”), pursuant to the Agreement and Plan of Merger dated as of August 29, 2019, by and among the Company, Maple Leaf, and Merger Sub (the “Merger”). A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Also on November 14, 2019, the Company first sent to the stockholders of Maple Leaf a Cover Letter, two Election Forms and Letters of Transmittal, and Instructions to Election Form and Letter of Transmittal (collectively, the “Exchange Agent Documents”) in connection with the proposed Merger. Copies of the forms of the Exchange Agent Documents are attached hereto as Exhibits 99.2 through 99.5 and are incorporated herein by reference.

Important Additional Information About the Merger.

In connection with the proposed Merger, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 which includes a Maple Leaf proxy statement and a Company prospectus, as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF MAPLE LEAF AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE FINAL EFFECTIVE REGISTRATION STATEMENT ON FORM S-4 BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MAPLE LEAF, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE PROPOSED MERGER AND THEIR INTERESTS IN THE PROPOSED MERGER AND RELATED MATTERS.

The respective directors and executive officers of the Company and Maple Leaf and other persons may be deemed to be participants in the solicitation of proxies from shareholders of Maple Leaf with respect to the proposed Merger. Information regarding the directors and executive officers of the Company is available in its proxy statement filed with the SEC on March 18, 2019. Information regarding directors and executive officers of Maple Leaf is available on its website at http://www.geaugasavings.com/our-team. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials filed with the SEC when they become available.

Investors and security holders will be able to obtain free copies of the registration statement and other documents filed with the SEC by Farmers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

Forward Looking Statements.

The press release attached to this Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on the Company’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that could cause the Company’s actual results to differ materially from those described in the forward-looking statements can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, which has been filed with the Securities and Exchange Commission (“SEC”) and is available on the Company’s website (www.farmersbankgroup.com) and on the SEC’s website (www.sec.gov). Factors that may cause or contribute to these differences may also include, without limitation, the Company’s failure to integrate Maple Leaf and its subsidiary Geauga Savings Bank in accordance with expectations; deviations from performance expectations related to Maple Leaf and Geauga Savings Bank; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the SEC.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on the Company’s behalf. The Company assumes no obligation to update any forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press Release dated November 13, 2019.

99.2	Cover Letter.

99.3	Election Form and Letter of Transmittal - Class A

99.4	Election Form and Letter of Transmittal - Class B

99.5	Instructions to Election Form and Letter of Transmittal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.
By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: November 14, 2019